EXHIBIT D


               [CALIFORNIA INVESTMENT FUND, INC. LETTERHEAD]




Dynex Capital, Inc.
Attn:  Thomas H. Potts
10900 Nuckols Road, 3rd Floor
Glen Allen, Virginia  23060
804-217-5861

Dynex Capital, Inc.
C/O Investment Banking Division
Paine Webber Incorporated
Attn:  Mr. Jonathan P. Dever
1285 Avenue of the Americas
New York, NY  10019
212-713-2000

VIA FACSIMILE

April 21, 2000

Dear Mr. Potts and Mr. Dever:

     This letter of intent is intended to summarize the principal terms relating to the proposed acquisition by California Investment Fund, L.L.C. ("Buyer") of Dynex Capital, Inc. and its subsidiaries ("Seller"). The preliminary understandings expressed in this letter are intended to be the subject of further negotiation and are not intended to be binding, except as set forth herein. There is no obligation on the part of any party (other than as set forth in the next sentence) until a definitive merger agreement is entered into by the parties, which will contain additional terms and conditions which have yet to be agreed upon. Notwithstanding the foregoing, upon acceptance of this letter of intent by the Seller, the provisions of Paragraphs 2, 6 and 7 will be binding upon Seller and Buyer.

     1.   Proposed value for Dynex Capital, Inc. common stock.

          Buyer, or a subsidiary of Buyer ("Acquisition Sub"), intends to acquire all 11,444,188 issued and outstanding shares of common stock of Seller, for a price of $2.72 per share in cash. This would result in an aggregate purchase price of $31,119,036 for the common stock of Seller. All unvested and vested options (none of which are in-the-money) will be cancelled.

     2.   Option to Purchase.

          In consideration of Buyer's incurrence of expenses, including the significant cost of conducting its due diligence investigation, and in lieu of any other break-up fee, Seller agrees to grant Buyer the option to purchase Seller loan No.s 800-631, 800-632 and 800-633 for a total aggregate purchase price of $19,890,000 payable in cash. This option shall terminate upon the expiration of the Due Diligence Period (as defined in Paragraph 6). Buyer shall send written notice to Seller of its exercise of this Option. The option transaction shall close within ten (10) business days following such notice. This option shall not be affected by any earlier termination of this letter of intent.

     3.   Proposed   transaction   structure   (merger  of  equals,   stock
          acquisition, asset purchase or other).

          Buyer anticipates that the transaction will be accomplished through the merger of Acquisition Sub and Seller. Certain assets of Seller that may not be transferred to Acquisition Sub (which is not a REIT or a qualified REIT subsidiary) or that Buyer wishes to transfer to a REIT or a qualified REIT subsidiary will be sold by Seller in transactions pre-arranged by Buyer after deposit of the Purchase Price (as defined below) in escrow and the satisfaction of all other conditions to the proposed transaction, but prior to the completion of the proposed merger.

     4. Anticipated financing source for completing the transaction (available cash, new debt, existing unused debt lines or other).

          Buyer anticipates that the aggregate amount necessary to purchase the common stock of Seller and the preferred stock of Seller (the "Purchase Price") will be comprised of working capital of Buyer and financing from its lender.

     5. Proposed treatment of outstanding preferred stock and senior notes (retire for cash, leave outstanding or exchange for similar securities).

          Buyer intends to acquire all 5,061,495 issued and outstanding shares of preferred stock of Seller. In accordance with the certificate of designation for each series of preferred stock Buyer believes that the preferred stock has been adjusted based on stock splits of the common stock of Seller and is currently convertible into one-half share of common stock. (In May 1997 the common stock split two-for-one and in August 1999 there was a reverse stock split of one-for-four.) The certificate of designation for each series of preferred stock explicitly states that a merger transaction is not a liquidating event, that the preferred stock is convertible in a merger into the consideration received with respect to the number of shares of common stock into which it is convertible and that the holders of the preferred stock do not have a class vote on the merger. As such, Buyer intends to purchase the preferred stock for $1.36 per share in cash, which is one-half that offered, with respect to each share of common stock. This would result in an aggregate purchase price of $6,881,609 for the preferred stock of Seller. However, if Seller believes that the preferred stockholders are entitled to additional rights please convey these concerns to Buyer.

          Buyer will continue to evaluate the possibility of assuming the senior notes of Seller. In the event that Buyer is unable to assume the senior notes of Seller under the terms of their indentures, Buyer will seek the approval of the holders of the senior notes of Seller to obtain amendments to the indentures to permit the senior notes of Seller to remain outstanding.

     6.   Due Diligence

          Seller shall cooperate fully with Buyer in its due diligence investigation and will make available to Buyer and its financial and legal advisors all books, records and business and financial information reasonably requested by Buyer with respect to the subject matter of this letter of intent during the Due Diligence Period. The Due Diligence Period will expire upon the earlier of (a) twenty-eight (28) calendar days from the date of this letter of intent, (b) written notification by Buyer that it is terminating the Due Diligence Period or (c) written notification by Buyer that it is prepared to engage in exclusive negotiations in accordance with Paragraph 7 and that it will waive its due diligence condition ("Notice). In addition, Seller agrees that Buyer is allowed to contact the financial advisors, note holders and stockholders of Seller in order to satisfy the conditions of Paragraph 8.

     7.   Definitive Merger Agreement; Exclusive Period.

          Subject to the conditions of Paragraph 8, upon the receipt of Notice, Buyer will be granted a fourteen (14) calendar day period in which Seller will negotiate in good faith and exclusively with Buyer in an attempt to execute a definitive merger agreement. During this period, Seller will not discuss or negotiate with, or provide any information to, any individual, group, joint venture, partnership, corporation, association, trust, estate or other entity of any nature (other than Buyer and its affiliates) relating to any transaction involving the sale of the business or assets of Seller or of any capital stock of Seller, or any merger, consolidation or similar transaction involving Seller. The parties will cooperate with each other and use their reasonable best efforts to negotiate, prepare and execute a definitive merger agreement during this period.

     8.   Any conditions to completing the proposed transaction.

          The closing of the proposed transaction is subject, among other things, to, (i) completion of due diligence investigation satisfactory to Buyer and its financing sources; (ii) execution of a definitive merger agreement; (iii) the approval of the respective boards of directors of Buyer and Seller; (iv) the approval of the stockholders of Seller, (v) the approval of the holders of senior notes of Seller; (vi) the receipt of all required governmental approvals; (vii) the receipt of all material consents from third parties, including waivers and/or restructuring of Buyer credit lines; (viii) Seller not increasing its debt level above the amount reflected in its December 31, 1999 financials; (ix) the entry of a judgment in the AutoBond litigation or a settlement of the litigation not in excess of $27 million; and (x) Seller not changing its executive compensation by an amount greater than 10% of 1999 levels.

     9.   Right of First Refusal.

          In the event that Seller receives an offer which Seller believes to be superior to Buyer's offer during the Due Diligence Period, it shall provide written notice to Buyer of the details of the offer. Buyer shall have a five (5) business day period to revise its offer or to terminate this letter of intent.

     10.  Publicity.

          Except as required by law, the parties agree that there will be no public announcements or other publicity with respect to the proposed transaction, this letter of intent, the definitive merger agreement or any other matters related thereto without the express written consent of Buyer and Seller.

     11.  Conduct of Business.

          Pending the execution of a definitive merger agreement, Seller will conduct its business in a manner consistent with past practices. Any transaction involving the sale of assets or a group of assets entered into after the date of this letter of intent that, in the aggregate, is on Seller's books or has a loan balance in excess of $1O million shall require the pre-approval of Buyer.

[Signature Page Follows]

     This letter of intent wi11 remain outstanding until 5:00 p.m. eastern time on April 24, 2000, at which time it will expire unless Seller has executed this letter of intent. Once executed, this letter of intent shall continue in effect until the earlier of (i) execution and delivery of a definitive merger agreement; (ii) mutual agreement of Buyer and Seller; and
(iii) the sixtieth day after the execution hereof, provided, however, that Paragraphs 2, 6 and 7 shall survive the termination of this agreement.


                                         California Investment Fund, L.L.C.


                                         By:
                                            -------------------------------
                                            Name:  Michael R. Kelly
                                            Title: Managing Member



Accepted and agreed to this
     day of April, 2000
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